UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Tom Bu

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BeiTai Investment Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 21,646,604
	8	Shared voting power
	9	Sole dispositive voting power 21,646,604
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 21,646,604
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 34.95%(1)
14	Type of reporting person* CO

(1)	Percentage calculated based on 40,290,640 shares of the issued and outstanding common stock of Cinedigm Corp. as of February 12, 2020 as reported by the Issuer in a quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2020 and taking consideration of the issuance of the shares issued to the Reporting Person on April 1, 2020.

 SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jian Wang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 21,646,604(2)
	8	Shared voting power
	9	Sole dispositive voting power 21,646,604 (2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 21,646,604(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 34.95%(1)
14	Type of reporting person* IN

(2)	Mr. Jian Wang is the sole shareholder of BeiTai Investment Limited, an exempted company registered in the Cayman Islands (“Beitai”) and deemed to have the sole disposition and voting rights of the Shares through his holding in Beitai.

 SCHEDULE 13D

CUSIP No. 172406209

This statement relates (the “Schedule 13D”) to the Class A Common Stock, par value $0.001 (the “Common Stock”), issued by Cinedigm Corp. (the “Company” or the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

(a)

BeiTai Investment Limited (“BeiTai”) is an exempted company registered in the Cayman Islands. Mr. Jian Wang is the sole shareholder of BeiTai. The registered address of BeiTai is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

(b) No change.

(c) No change.

(d) No change.

(e) No change.

(f) No change.

Item 3. Source and Amount of Funds or Other Consideration.

On April 1, 2020, the Company issued 21,646,604 shares (the “Shares”) of Common Stock, to BeiTai pursuant to a stock purchase agreement (as amended, the “Stock Purchase Agreement”) dated December 27, 2019 among the Company and two shareholders of Starrise Media Holdings Limited, a leading Chinese entertainment company (“Starrise”), to buy from those shareholders an aggregate of 410,901,000 Starrise ordinary shares, or approximately 29% of the outstanding Starrise ordinary shares (the “Share Acquisition”) at a consideration of the aggregate amount of 54,850,103 shares of Common Stock of the Company.

SCHEDULE 13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

The purpose of the acquisition is for investment only. The Reporting Persons may make further acquisitions of the Company’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer’s business or corporate structure;

(g)         changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.

(d)           None

(e)           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

SCHEDULE 13D

CUSIP No. 172406209

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description

Exhibit
7.1*	Joint Filing Agreement, dated April 16, 2020.

7.2	Stock Purchase Agreement, as amended, dated December 27, 2019 among the Company and two shareholders of Starrise Media Holdings Limited (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on February 14, 2020).

SCHEDULE 13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2020

BeiTai Investment Limited

By:	/s/ Jian Wang	/s/ Jian Wang
Name:	Jian Wang	Jian Wang
Title:	Director and Sole Shareholder